VOXX International Corporation

2351 J. Lawson Blvd.

Orlando, FL 32824

Attn: Loriann Shelton

Ph: (631) 436-6563

Fax: (631) 300-2700

May 10, 2024
Division of Corporation Finance
Office of Trade & Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: VOXX International Corporation
Form 10-K for Fiscal Year Ended February 28, 2023
File No. 001-09532

To Ms. Franks and Mr. Decker:

We are pleased to respond to the comments in your letter dated May 8, 2024 regarding our most recently filed Form 10-K for the Fiscal Year Ended February 28, 2023, as indicated above. For your convenience, your comments are repeated below, followed by our response.

Form 10-K for Fiscal Year Ended February 28, 2023

Note 2. Acquisitions

Onkyo, page 84

SEC Comment:

1. We read your response to prior comment 3. As it relates to the call option agreement with the non-controlling interest holder, please tell us and disclose the terms of the call option agreement and whether the call option can be exercised when the redemption formula results in a negative amount.

Response:

We respectfully acknowledge the Staff's comment. The put/call option allows the minority shareholder to require the Company to purchase its interest in OTKK and allows the Company to require the minority shareholder to sell its interest in OTKK to the Company. The put/call option becomes exercisable at any time after the annual financial statements of OTKK are approved at the OTKK shareholder meeting for the fiscal year ended February 28, 2025. The purchase price of the interest to be acquired under the put/call option is the higher of (a) the assets minus the liabilities of OTKK determined in accordance with GAAP, or (b) five times EBITDA of OTKK. Both calculations are based upon the latest issued annual financial statements, less any amounts distributed or paid to the minority shareholder on the account of the minority shareholder from time to time (provided that all shareholder loans have been repaid first), multiplied by the percentage of votes attached to such shares and interests, free from all encumbrances and with the benefit of all rights attaching to them as at the date of the relevant notice. Both the put/call option are exercisable irrespective of whether the redemption formula results in a negative amount.

Although some of these proposed disclosures have been presented in earlier response letters, we have presented below all the revised disclosures we propose to include in our future filings related to the put/call option with the non-controlling shareholder. The changes made to our existing disclosure (disclosure taken from Note 1(b) and Note 2 of our Form 10- K for the Fiscal Year Ended February 28, 2023, for illustrative purposes) are presented in bold.

Footnote 1(b)

We classify securities with redemption features that are not solely within our control, such as our non-controlling interest that is subject to a put/call option, outside of permanent equity, specifically the non-controlling shareholder interest in Onkyo. This redeemable non-controlling interest, subject to put/call option, is recorded at the greater of the non-controlling interest balance determined pursuant to ASC 810-10, “Consolidation,” or the redemption value (which is based upon the greater of a specified formula) when a redemption value exists. In periods where the specific formula results in a negative amount, and thus no redemption value, no redemption adjustment is recorded. Changes in the non-controlling interest due to changes in the redemption amount are immediately recorded as equity transactions and our earnings per share calculation would be adjusted accordingly to treat any redemption adjustment similar to a dividend.

Footnote 2

The joint venture agreement between PAC and Sharp also contains a put/call option, whereby Sharp has the right to put its interest in the joint venture back to Voxx and Voxx has the right to call Sharp’s ownership interest in the joint venture at any time after the approval of Onkyo’s annual financial statements for the year ending February 28, 2025 at a purchase price equal to the higher of (a) assets of Onkyo minus the liabilities of Onkyo or (b) five times the EBITDA of Onkyo, in either case (a) or (b), less any amounts distributed to Sharp at any time (provided all shareholder loans are repaid) multiplied by the percentage of votes attached to such shares and other interests, free from all encumbrances and with the benefit of all rights attaching to them as at the date of the relevant notice.

The Company has consolidated the financial results of Onkyo since the acquisition date for financial reporting purposes. The non-controlling interest has been classified as redeemable non-controlling interest outside of equity on the accompanying Consolidated Balance Sheets as the exercise of the put/call option is not within the Company’s control. The carrying value of the redeemable non-controlling interest of Onkyo cannot be less than the redemption amount, which is the amount the put/call option would be settled for if exercised. Based upon the terms of the put/call option, the option remains exercisable in the event there is no redemption price, or if the redemption price is a negative amount, as determined by the redemption formula. In periods where the specific formula results in a negative amount, and thus no redemption value exists, no amounts would be paid to or received from the counterparty upon the exercise of the option. Adjustments to reconcile the carrying value to the redemption amount are recorded immediately to retained earnings and included in earnings per share. No adjustment was made to the carrying amount of the redeemable non-controlling interest as the excess of the redemption amount over the carrying amount was minimal, or a negative amount on February 29, 2024, and February 28, 2023. In the event the formulaic redemption price is positive and greater than the carrying amount of the redeemable noncontrolling interest balance, an adjustment to the carrying amount of the non-controlling interest would be recorded.

In connection with your review of the Company’s filings on Form 10-K for the Fiscal Year Ended February 28, 2023, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings with the SEC, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Loriann Shelton

Loriann Shelton

Senior Vice President

Chief Operating Officer

Chief Financial Officer